SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

( Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULES AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2019 AND 2018

ERICSSON US 401(k) PLAN

Tel: 214-969-7007	600 North Pearl, Suite 1700
Fax: 214-953-0722	Dallas, TX 75201
www.bdo.com

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Ericsson US 401(k) Plan

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying schedules, Schedule H, line 4i – Schedule of assets (held at end of year) as of December 31, 2019, and Schedule H, Line 4j – Schedule of Reportable Transactions as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

Dallas, Texas

June 26, 2020

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

(Thousands of dollars)

	2019	2018
Assets
Investments
Investments, at fair value	$2,853,221	$2,452,262
Investments, at contract value	308,858	321,547

Total investments	3,162,079	2,773,809

Receivables
Notes receivable from participants	14,549	15,563
Participant’s contributions receivable	—	2
Employer’s contributions receivable	1,430	1,688
Other receivable	775	328

Total receivables	16,754	17,581

Total Assets	3,178,833	2,791,390

Payables
Operating and other payables	778	331

Net assets available for benefits	$3,178,055	$2,791,059

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

ADDITIONS
Investment income:
Net appreciation in fair value of investments	$484,807
Dividends	17,260
Other income	88,268

Total investment income	590,335

Interest on participant notes receivable	890

Contributions:
Participants	68,074
Employer	48,840
Rollover	6,201

Total contributions	123,115

Total Additions	714,340

DEDUCTIONS
Benefits paid to participants	(322,714)
Corrective distribution	(21)
Deemed distribution	(364)
Administrative expenses	(5,517)

Total Deductions	(328,616)

Net increase	385,724

Transfer into the Plan	1,272

Net assets available for benefits:
Beginning of year	2,791,059

End of year	$3,178,055

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. Effective July 18, 2016 Great-West Trust (“Trustee”) was made trustee of the Plan and the Master Trust was dissolved. JPMorgan Chase Bank Investor Services was the former trustee (“former Trustee”). Currently, Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Each pay period participant contributions are made to the Trustee for investment. There is currently one stable value fund, six mutual funds, six commingled funds, ten common collective trusts and two separate accounts. In addition, there is a self – directed brokerage account (“SDA”) to which participants may direct their investments. The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through the Trustee. Employees interested in SDA can contact Empower or by visiting empower-retirement.com/participant to request an enrollment kit which includes application information or can contact the call center and request an application. Participants can choose these options for their contributions as well as the Company contributions.

Effective January 31, 2019 the CENX, Inc. 401(k) Plan was merged into the Plan. This allowed the CENX employees who satisfied the eligibility requirements of the Plan participation in the Plan. Total assets transferred into the Plan due to the merger were approximately $1,272.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,430 and $1,690 at December 31, 2019 and 2018, respectively.

Valuation of Investments

The Plan’s investments are reported at fair value, with the exception of the Stable Value Funds which are reported at contract value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 4 for further discussion of fair value and fair value measurements. See Note 8 for further discussion of investment carried at contract value.

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

Vesting and Forfeitures

Company and active participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested, with the exception of non-active participants transferred in from other plans, which continue to be subject to the former plans’ vesting requirements. Accordingly, the forfeiture balance as of December 31, 2019 and 2018 was$2,328 and $1,889, respectively. During 2019, $99 of forfeitures were used to pay Plan administrative expenses.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees. A quarterly administrative fee is charged to each participant’s account.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a “deemed distribution”, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2019, interest rates range from 4.25% to 7.00%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2019 and 2018, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may immediately participate in the Plan. At December 31, 2019 and 2018, the number of active participants were roughly 6,500, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for at least 24 full calendar months. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in Accounting Standards Codification “ASC” Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2019 and 2018 and classified as Level 1 assets.

Self-Directed Brokerage Accounts (SDA)

A majority of the SDA accounts include investments in cash and cash equivalents, common stock, and registered investment companies and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above.

Commingled Funds and Common Collective Trusts

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding. As these assets are measured at net asset value, they are therefore excluded from the fair value hierarchy and included in other.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The following tables provide information about the financial assets carried at fair value on a recurring basis as of December 31, 2019 and 2018.

December 31, 2019	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$615,890	$—	$—	$—	$615,890
Separate accounts	—	259,587	—	—	259,587
Ericsson stock fund	40,943	—	—	—	40,943
Commingled funds	—	—	—	1,320,513	1,320,513
NAV	—	—	—	535,125	535,125
Self-directed accounts	—	81,163	—	—	81,163

Total investments at fair value	$656,833	$340,750	$—	$1,855,638	$2,853,221

December 31, 2018	Level 1	Level 2	Level 3	Other (a)	Total
Mutual funds	$547,102	$—	$—	$—	$547,102
Separate accounts	—	212,585	—	—	212,585
Ericsson stock fund	40,240	—	—	—	40,240
Commingled funds	—	—	—	1,122,574	1,122,574
NAV	—	—	—	462,355	462,355
Self-directed accounts	—	67,406	—	—	67,406

Total investments at fair value	$587,342	$279,991	$—	$1,584,929	$2,452,262

(a)	- As these assets are measured at net asset value they are therefore excluded from the fair value hierarchy and included in other.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

5.	NET ASSET VALUE PER SHARE

The following table for December 31, 2019 and 2018, sets forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using NAV per Share
Investment	December 31 2019 Fair Value (a)	December 31 2018 Fair Value (a)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Asset allocation fund (b)	$535,125	$462,355	$—	Daily	None	Daily
Intermediate-Term Bond (c)	107,287	98,757	—	Daily	None	Daily
Multiple Investment Trust (d)	338,606	291,320	—	Daily	None	Daily
Mid-Cap Value Equity Trust (e)	698,012	597,968	—	Daily	None	Daily
International Large Blend Trust (f)	176,608	134,529	—	Daily	None	Daily

(a)	The fair values of the investments have been estimated using the NAV of the investment.
(b)

The asset allocation fund uses a strategy designed for investors expecting to retire around the year indicated in each fund’s name, with the allocation changing on an annual basis, becoming more conservative as the Fund nears the target retirement date. The funds invest in a combination of equity, fixed income and short-term JPMorgan Chase Bank, N.A Commingled Pension Trust Funds and/or funds maintained by unaffiliated banks and trust companies, which includes vehicles with lower levels of active risk.

(c)	Intermediate-term bond funds aim to generate excess return from top-down sector allocation and bottom-up subsector/security selection. Duration and yield curve are tactically managed.
(d)

Multiple investment trust is a combination of funds including large cap growth equity trust, mid cap value equity trust, small cap value equity trust, value yield equity trust, global growth equity trust and real estate securities trust.

(e)	Mid-cap value equity trust invests its assets in a majority of equity securities of medium-sized companies.
(f)	International Large Blend Trust measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $17,772 and sales of $16,906 of the Company’s stock during the year ended December 31, 2019.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent amendments on April 6, 2017. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	FINANCIAL ASSETS CARRIED AT CONTRACT VALUE

The following table provides information as of December 31, 2019 and 2018 about the financial assets carried at contract value:

As of December 31,	2019	2018
Financial assets at contract value:
Stable Value Funds	$308,858	$321,547

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

The Stable Value Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium. The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2019 and 2018 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019 AND 2018, AND FOR THE YEAR ENDED DECEMBER 31, 2019

(Thousands of dollars)

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements. The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2019 and 2018, the Plan did not hold any such investments.

10.	SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management is in the process of amending the Plan for any resulting changes due to the CARES Act.

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(Thousands of dollars)

EIN: 06-1119960 Plan Number: 006
(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Stable Value Fund:
***	Wells Fargo	Wells Fargo Stable Return Fund W (a)	*	*	$308,858
	Common Collective Trusts:
	JPMCB	SmartRetirement Pasv Blnd Inc-CF	*	*	47,034
	JPMCB	SmartRetirement Pasv Blnd 2025-CF	*	*	101,712
	JPMCB	SmartRetirement Pasv Blnd 2035-CF	*	*	85,633
	JPMCB	SmartRetirement Pasv Blnd 2045-CF	*	*	38,487
	JPMCB	SmartRetirement Pasv Blnd 2055-CF	*	*	7,523
	JPMCB	SmartRetirement Pasv Blnd 2020-CF	*	*	58,045
	JPMCB	SmartRetirement Pasv Blnd 2030-CF	*	*	105,764
	JPMCB	SmartRetirement Pasv Blnd 2040-CF	*	*	62,784
	JPMCB	SmartRetirement Pasv Blnd 2050-CF	*	*	24,830
	JPMCB	SmartRetirement Pasv Blnd 2060-CF	*	*	3,313

					535,125
	Mutual Funds:
	Carillon	Carillon Eagle Small Cap Growth R6	*	*	35,595
	American Funds	American Funds Europacific Growth-R6	*	*	155,293
	Oppenhiemer	Oppenheimer Developing Markets-I	*	*	28,159
	Prudential Funds	Prudential Small-Cap Value-Q	*	*	42,073
	Vanguard Funds	Vanguard Small-Cap Index-Inst Plus	*	*	122,020
	Vanguard Funds	Vanguard Mid-Cap Index-Inst Plus	*	*	232,750

					615,890
	Commingled funds:
	T. Rowe Price Funds	T Rowe Price Mid-Cap Value Equity Trust-D	*	*	42,992
	American Century Funds	American Century Us Value Yield Equity Trust-2	*	*	134,784
	Vanguard Funds	Vanguard Inst Total Intl Stk Mkt Idx Tst	*	*	176,608
	Vanguard Funds	Vanguard Institutional 500 Index Trust	*	*	655,020
	Prudential Funds	Prudential Core Plus Bond Fund Class 12	*	*	107,287
	Vanguard Funds	Vanguard Instl Total Bond Mrkt Idx Trust	*	*	203,822

					1,320,513
	Separately managed accounts:
	Jennison	Adobe Inc Common Stock	*	*	5,349
	Jennison	Alibaba Group Holding Ltd Common Stock—Adr	*	*	6,704
	Jennison	Alphabet Inc Common Stock Cl.C	*	*	4,876
	Jennison	Alphabet Inc Common Stock Cl.A	*	*	4,882
	Jennison	Amazon.Com Inc Common Stock	*	*	10,191
	Jennison	American Tower Corp Common Stock	*	*	1,166
	Jennison	Apple Inc Common Stock	*	*	9,853
	Jennison	Astrazeneca Plc Common Stock—Sponsored Adr	*	*	4,026
	Jennison	Boeing Co Common Stock	*	*	2,876
	Jennison	Boston Scientific Corp Common Stock	*	*	898
	Jennison	Chipotle Mexican Grill Inc Common Stock	*	*	2,218
	Jennison	Costco Wholesale Corp Common Stock	*	*	3,464
	Jennison	Coupa Software Inc Common Stock	*	*	946

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Jennison	Danaher Corp Common Stock	*	*	1,793
	Jennison	Dexcom Inc Common Stock	*	*	1,995
	Jennison	Disney Walt Co The Common Stock	*	*	2,948
	Jennison	Edwards Lifesciences Corp Common Stock	*	*	1,754
	Jennison	Exact Sciences Corp Common Stock	*	*	1,529
	Jennison	Facebook Inc Common Stock	*	*	6,352
	Jennison	Fleetcor Technologies Inc Common Stock	*	*	3,275
	Jennison	Airbus Group Nv Common Stock	*	*	1,713
	Jennison	Guardant Health Inc Common Stock	*	*	666
	Jennison	Adidas Ag Common Stock	*	*	2,919
	Jennison	Home Depot Inc Common Stock	*	*	1,787
	Jennison	Illumina Inc Common Stock	*	*	2,648
	Jennison	Intuitive Surgical Inc Common Stock	*	*	3,074
	Jennison	Jpmorgan Chase & Co Common Stock	*	*	1,000
	Jennison	Kering Sa Common Stock—Unsponsored Adr	*	*	4,520
	Jennison	Lauder Estee Cos Inc Common Stock Cl.A	*	*	3,048
	Jennison	Lululemon Athletica Inc Common Stock	*	*	3,656
	Jennison	Marriott International Inc Common Stock	*	*	1,798
	Jennison	Mastercard Inc Common Stock Cl.A	*	*	8,195
	Jennison	Microsoft Corp Common Stock	*	*	9,814
	Jennison	Netflix Inc Common Stock	*	*	4,700
	Jennison	Nike Inc Common Stock	*	*	5,050
	Jennison	Nvidia Corp Common Stock	*	*	3,963
	Jennison	Paypal Holdings Inc Common Stock	*	*	2,023
	Jennison	Qualcomm Inc Common Stock	*	*	1,666
	Jennison	S&P Global Inc Common Stock	*	*	2,093
	Jennison	Salesforce Com Inc Common Stock	*	*	5,921
	Jennison	Sap Ag Common Stock	*	*	1,224
	Jennison	Servicenow Inc Common Stock	*	*	2,040
	Jennison	Shopify Inc Common Stock Cl.A	*	*	2,285
	Jennison	Splunk Inc Common Stock	*	*	2,981
	Jennison	Square Inc Common Stock Cl.A	*	*	1,113
	Jennison	Tesla Motors Inc Common Stock	*	*	2,016
	Jennison	Twilio Inc Common Stock	*	*	935
	Jennison	Uber Technologies Inc Common Stock	*	*	450
	Jennison	Union Pacific Corp Common Stock	*	*	2,088
	Jennison	Vertex Pharmaceuticals Inc Common Stock	*	*	1,764
	Jennison	Visa Inc Common Stock Cl.A	*	*	6,317
	Jennison	Workday Common Stock	*	*	1,199
	Jennison	Safran Sa Common Stock	*	*	3,011
	Jennison	Adyen Nv Common Stock	*	*	3,069
	Jennison	Interest-Bearing Cash	*	*	449
	Eagle Funds	Advanced Micro Devices Inc Common Stock	*	*	1,637
	Eagle Funds	Albemarle Corp Common Stock	*	*	448
	Eagle Funds	Align Technology Inc Common Stock	*	*	940
	Eagle Funds	Amphenol Corp Common Stock Cl.A	*	*	873
	Eagle Funds	Autodesk Inc Common Stock	*	*	527

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	Autozone Inc Common Stock	*	*	1,100
	Eagle Funds	Baker Hughes A Ge Co Llc Common Stock	*	*	680
	Eagle Funds	Ball Corp Common Stock	*	*	619
	Eagle Funds	Bright Horizons Family Solutns Common Stock	*	*	776
	Eagle Funds	Burlington Stores Common Stock	*	*	1,699
	Eagle Funds	Caesars Entertainment Corp Common Stock	*	*	1,139
	Eagle Funds	Canada Goose Holdings Inc Common Stock	*	*	435
	Eagle Funds	Centene Corp Common Stock	*	*	955
	Eagle Funds	Cerner Corporation Common Stock	*	*	589
	Eagle Funds	Chemed Corp Common Stock	*	*	605
	Eagle Funds	Chipotle Mexican Grill Inc Common Stock	*	*	934
	Eagle Funds	Cognex Corp Common Stock	*	*	1,167
	Eagle Funds	Coherent Inc Common Stock	*	*	773
	Eagle Funds	Constellation Brands Inc Common Stock	*	*	708
	Eagle Funds	Corteva Inc Common Stock	*	*	675
	Eagle Funds	Dentsply Sirona Inc Common Stock	*	*	578
	Eagle Funds	Dexcom Inc Common Stock	*	*	844
	Eagle Funds	Diamondback Energy Inc Common Stock	*	*	732
	Eagle Funds	Dollar Tree Inc Common Stock	*	*	1,146
	Eagle Funds	Exact Sciences Corp Common Stock	*	*	713
	Eagle Funds	Flir Systems Inc Common Stock	*	*	948
	Eagle Funds	Fidelity Natl Information Svcs Common Stock	*	*	1,058
	Eagle Funds	Fleetcor Technologies Inc Common Stock	*	*	807
	Eagle Funds	Fortune Brands Home & Sec Inc Common Stock	*	*	1,076
	Eagle Funds	Global Payments Inc Common Stock	*	*	1,074
	Eagle Funds	Grainger W W Inc Common Stock	*	*	614
	Eagle Funds	Guardant Health Inc Common Stock	*	*	357
	Eagle Funds	Hexcel Corp Common Stock	*	*	733
	Eagle Funds	Huntsman Corp Common Stock	*	*	621
	Eagle Funds	Iac/Interactivecorp Common Stock	*	*	1,096
	Eagle Funds	Iaa Inc Common Stock	*	*	681
	Eagle Funds	Ipg Photonics Corp Common Stock	*	*	571
	Eagle Funds	Idexx Labs Inc Common Stock	*	*	1,019
	Eagle Funds	Incyte Corp Common Stock	*	*	381
	Eagle Funds	Insulet Corporation Common Stock	*	*	607
	Eagle Funds	Iqvia Holdings Inc Common Stock	*	*	838
	Eagle Funds	Keysight Technologies Inc Common Stock	*	*	1,265
	Eagle Funds	Lpl Financial Holdings Inc Common Stock	*	*	432
	Eagle Funds	L3harris Technologies Inc Common Stock	*	*	1,088
	Eagle Funds	Lennar Corp Common Stock Cl.A	*	*	554
	Eagle Funds	Lions Gate Entmnt Corp Common Stock Cl.A	*	*	325
	Eagle Funds	Lululemon Athletica Inc Common Stock	*	*	1,210
	Eagle Funds	Msci Inc Common Stock Cl.A	*	*	1,111
	Eagle Funds	Marketaxess Hldgs Inc Common Stock	*	*	1,189
	Eagle Funds	Martin Marietta Materials Inc Common Stock	*	*	1,168
	Eagle Funds	Masimo Corp Common Stock	*	*	682
	Eagle Funds	Maxim Integrated Prods Inc Common Stock	*	*	821

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Eagle Funds	Microchip Technology Inc Common Stock	*	*	1,097
	Eagle Funds	Monster Beverage Corp Common Stock	*	*	836
	Eagle Funds	Moodys Corp Common Stock	*	*	998
	Eagle Funds	Morningstar Inc Common Stock	*	*	420
	Eagle Funds	National Oilwell Varco Inc Common Stock	*	*	448
	Eagle Funds	Old Dominion Freight Line Inc Common Stock	*	*	584
	Eagle Funds	Pra Health Sciences Inc Common Stock	*	*	405
	Eagle Funds	Ptc Inc Common Stock	*	*	695
	Eagle Funds	Perspecta Inc Common Stock	*	*	781
	Eagle Funds	Pinterest Inc Common Stock Cl.A	*	*	501
	Eagle Funds	Pool Corporation Common Stock	*	*	1,349
	Eagle Funds	Ringcentral Inc Common Stock Cl.A	*	*	1,078
	Eagle Funds	Ritchie Bros Auctioneers Common Stock	*	*	795
	Eagle Funds	Sba Communications Corp Common Stock	*	*	2,059
	Eagle Funds	Sarepta Therapeutics Inc Common Stock	*	*	609
	Eagle Funds	Seattle Genetics Inc Common Stock	*	*	664
	Eagle Funds	Servicemaster Global Holdings Common Stock	*	*	204
	Eagle Funds	Servicenow Inc Common Stock	*	*	1,139
	Eagle Funds	Shopify Inc Common Stock Cl.A	*	*	826
	Eagle Funds	Sirius Xm Holdings Inc Common Stock	*	*	998
	Eagle Funds	Splunk Inc Common Stock	*	*	1,496
	Eagle Funds	Square Inc Common Stock Cl.A	*	*	721
	Eagle Funds	Synopsys Inc Common Stock	*	*	1,143
	Eagle Funds	Take Two Interactive Software Common Stock	*	*	547
	Eagle Funds	Teleflex Inc Common Stock	*	*	809
	Eagle Funds	Transunion Common Stock	*	*	1,426
	Eagle Funds	Twitter Inc Common Stock	*	*	1,012
	Eagle Funds	Tyler Technologies Inc Common Stock	*	*	1,315
	Eagle Funds	United Rentals Inc Common Stock	*	*	638
	Eagle Funds	Vail Resorts Inc Common Stock	*	*	839
	Eagle Funds	Veeva Sys Inc Common Stock Cl.A	*	*	562
	Eagle Funds	Westinghouse Air Brake Tech Co Common Stock	*	*	802
	Eagle Funds	Waste Connections Inc Common Stock	*	*	1,741
	Eagle Funds	Wex Inc Common Stock	*	*	562
	Eagle Funds	Xilinx Inc Common Stock	*	*	541
	Eagle Funds	Zendesk Inc Common Stock	*	*	817
	Eagle Funds	Zoetis Inc Common Stock	*	*	1,265
	Eagle Funds	Ihs Markit Ltd Common Stock	*	*	1,382
	Eagle Funds	Marvell Technology Group Ltd Common Stock	*	*	624
	Eagle Funds	Aptiv Plc Common Stock	*	*	719
	Eagle Funds	Elastic Nv Common Stock	*	*	521
	Eagle Funds	Royal Caribbean Cruises Ltd Common Stock	*	*	855
	Eagle Funds	Interest-Bearing Cash	*	*	856

					259,587

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2019

(Thousands of dollars)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	Self-Directed Brokerage Account	Various Investments, Including Registered Investment Companies, Common Stocks, Money Market Funds and Cash	*	*	81,163
*	Ericsson	Ericsson Stock Fund	*	*	40,943

	Total Investments				3,162,079
*	Participant Loans		*	*	14,549

	Total				$3,176,628

*	Party In Interest
**	Not Required For Participant Directed Accounts
***	All investments were stated at fair value as of December 31, 2019 with the exception of the Stable Value Fund, which is stated at contract value.

ERICSSON US 401(k) PLAN

SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS DECEMBER 31, 2019

(Thousands of dollars)

(a) Identity of Party Involved	(b) Description of assets	(c) Purchase Price	Number of transactions (purchases)	(d) Selling price	Number of transactions (sales)	(e) Lease rental	(f) Expenses incurred with transaction	(g) Cost of assets	(h) Current value of asset on transaction date	(i) Net gain (loss)
Transactions in Same Security
Common Stock - ADR	Ericsson (LM) Tel ADR Common Stock	19,483,215	24	—	—	—	64,102	19,483,215	19,483,215	—
		—	—	18,157,351	42	—	59,604	18,157,351	18,625,934	468,583
Money Market Mutual Fund	Federated Government Obligation #5	83,739,244	331	—	—	—	—	83,739,244	83,739,244	—
		—	—	83,500,713	395	—	—	83,500,713	83,500,713	—

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/26/2020

Toby Todd
Head of Total Rewards, Region North America